[PHILLIPS-VAN HEUSEN CORPORATION LETTERHEAD]

March 22, 2006

Michael Moran, Esq.

Branch Chief

Division of Corporation Finance

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, DC  20549

Re:

Phillips-Van Heusen Corporation
Form 10-K for the year ended January 30, 2005
Filed April 14, 2005
File No. 1-07572

Dear Mr. Moran:

Reference is made to your letter of February 9, 2006.  On behalf of Phillips-Van Heusen Corporation, set forth below are both the comments from your letter and our responses.  Contemporaneously with the submission of this letter, the Company is providing supplementally to the Staff the Exhibits referred to herein. Pursuant to 17 C.F.R. §200.83 (“Commission Rule 83”), the Company is requesting that the Exhibits be treated confidentially.  In addition, pursuant to Rule 12b-4 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), the Company respectfully requests that, after completion of the Staff's review of the Exhibits, the Staff return to the undersigned the originals and all copies of the Exhibits and not retain any copies.

Form 10-K for the Fiscal Year-End January 30, 2005

Item 1. Business, page 2

Sourcing and Production, page 10

1.

We note that 95% of your products were produced by foreign manufacturers, and that you enter into hedging contracts for exposure related to price changes in foreign currency against the US Dollar. In this regard, we note that you disclose the aggregate transaction gain or loss recorded in your consolidated statements of income for the three years ended January 30, 2005. If significant, please disclose any exchange rate changes subsequent to year-end and its effects on unsettled balances related to foreign currency transactions. Please refer to paragraph 32 of SFAS 52. You should also consider enhancing your MD&A discussion to discuss how changes in foreign currencies have impacted your results of operations for any un-hedged, or non-dollar denominated, purchases of raw material, or finished products.

Michael Moran, Esq.

March 22, 2006

Although approximately 95% of the products we market were produced by foreign manufacturers in 2004, principally all of the inventory costs for these products were denominated in U.S. Dollars.  In 2003, we entered into foreign currency forward exchange contracts to hedge against U.S. Dollar exchange rate changes with the Euro.  We entered into such contracts due to certain Euro inventory purchases for our wholesale footwear and wholesale Calvin Klein Collection businesses.  Both of these businesses were exited at the end of 2003 and we have not subsequently entered into any foreign currency forward exchange contracts.  Changes in exchange rates after our balance sheet date but prior to the issuance of our financial statements have not had a material impact on our unsettled balances related to foreign currency transactions.  As such, we have not included disclosure related to exchange rate changes occurring subsequent to year-end or their effects on unsettled balances related to foreign currency transactions.

As we discussed in the section entitled “Market Risk – Interest and Exchange Rate Sensitivity,” included in MD&A in our Form 10-K for the year ended January 30, 2005, we are exposed to certain exchange rate fluctuations, which are primarily due to our foreign license agreements and our foreign retail and administrative operations.  For future filings, we will continue to evaluate the effects of exchange rate changes on our business and results of operations to determine whether enhanced MD&A discussion is appropriate.

Consolidated Balance Sheets, page F-3

2.

Please describe to us what analysis was performed with regard to the application of SFAS no. 150 to your Series B convertible preferred stock. Please be as detailed as possible and include a discussion of the conversion feature. See paragraphs A7 and A9 of Statement no. 150. Lastly, explain and prospectively disclose any liquidation preferences that may exist with your preferred stock. See SFAS no. 129.

Note 12, “Convertible Redeemable Preferred Stock” to the financial statements included in our Form 10-K for the year ended January 30, 2005 sets forth the conversion features of our Series B convertible preferred stock.  Those features are as follows:

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The Series B convertible preferred stock has a current conversion price of $14.00 per share.

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Conversion of our Series B convertible preferred stock into common stock may occur at any time at the option of the preferred stockholders.

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Conversion may occur at our option after February 12, 2007, if the market value of our common stock equals or exceeds 225% of the conversion price then in effect for 60 consecutive trading days.

Michael Moran, Esq.

March 22, 2006

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The preferred stockholders can require us to redeem for cash all of the then outstanding preferred shares on or after November 1, 2013.

SFAS no. 150 requires that the following instruments be classified as liabilities:

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A financial instrument issued in the form of shares that is mandatorily redeemable.

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A financial instrument, other than an outstanding share, that, at inception, embodies an obligation to repurchase the issuer’s equity shares, or is indexed to such an obligation, and that requires or may require the issuer to settle the obligation by transferring assets.

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A financial instrument that embodies an unconditional obligation, or a financial instrument other than an outstanding share that embodies a conditional obligation, that the issuer must or may settle by issuing a variable number of its equity shares, if, at inception, the monetary value of the obligation is based solely or predominantly on any of the following:

o

A fixed monetary amount known at inception, for example, a payable settleable with a variable number of the issuer’s equity shares.

o

Variations in something other than the fair value of the issuer’s equity shares, for example, a financial instrument indexed to the S&P 500 and settleable with a variable number of the issuer’s equity shares.

o

Variations inversely related to changes in the fair value of the issuer’s equity shares, for example, a written put option that could be net share settled.

Based on the conversion features of our Series B convertible preferred stock and the requirements of SFAS no. 150, we believe our Series B convertible preferred stock does not meet any of the criteria requiring classification as a liability. With regard to SFAS no. 129, please be advised that we do disclose the liquidation preference for the Series B convertible preferred stock. The following is a discussion of our analysis under paragraphs A7 and A9 of SFAS no. 150, as well as of the disclosure of the liquidation preference of the Series B convertible preferred stock pursuant to SFAS no. 129:

Paragraph A7

Paragraph A7 of SFAS no. 150 states “If a financial instrument will be redeemed only upon the occurrence of a conditional event, redemption of that instrument is conditional and, therefore, the instrument does not meet the definition of mandatorily redeemable financial instrument in this Statement. However, that financial instrument would be assessed at each reporting period to determine whether circumstances have changed such that the instrument now meets the definition of  mandatorily redeemable (that is, the event is no longer conditional). If the event has occurred, the condition is resolved, or the event has become certain to occur, the financial instrument is reclassified as a liability.”

Michael Moran, Esq.

March 22, 2006

Discussion

We believe redemption of our Series B convertible preferred stock will occur only upon the occurrence of a conditional event, and as a result redemption of our Series B convertible preferred stock is conditional and not mandatory. The conditional event which would require redemption is the preferred stockholders requiring us to redeem for cash the then outstanding Series B convertible preferred stock on November 1, 2013. We believe this is a conditional event because it is not certain to occur.  In addition to being uncertain, we believe the chance of it occurring is remote because of the $14 per share conversion price in relation to our current common stock price, which has been between $30 and $36 per share for the last five months, and which has not traded below $14 per share since August 2003. It is reasonable to assume that the preferred stockholders will convert their shares prior to November 1, 2013 as long as our common stock price exceeds $14 per share on that date. We note that the Series B preferred stockholders converted approximately one-third of the shares of Series B convertible preferred stock into shares of common stock during 2005. If, as we get closer to November 1, 2013, our common stock price falls close to or below $14 per share, we will reconsider the requirements of paragraph A7 of SFAS no. 150 when determining the appropriate classification of our preferred stock.

Paragraph A9

Paragraph A9 of SFAS no. 150 states “For another example of a conditionally redeemable instrument, an entity may issue preferred shares with a stated redemption date 30 years hence that also are convertible at the option of the holders into a fixed number of common shares during the first 10 years.  Those instruments are not mandatorily redeemable for the first 10 years because the redemption is conditional, contingent upon the holder’s not exercising its option to convert into common shares.  However, when the conversion option (the condition) expires, the shares would become mandatorily redeemable and would be reclassified as liabilities, measured initially at fair value.”

Discussion

We believe that paragraph A9 of SFAS no. 150 confirms that our Series B convertible preferred stock is not mandatorily redeemable. Mandatory redemption is conditional, contingent both upon the holders not exercising the option to convert the preferred stock into shares of common stock and a majority of the holders requesting redemption on or after November 1, 2013. As in the paragraph A7 analysis, if, as we get closer to November 1, 2013, our common stock price falls close to or below $14 per share and there are still shares of the Series B convertible preferred stock outstanding, we will evaluate whether the holders not exercising the redemption option is no longer conditional, but rather is likely to occur.

SFAS no. 129

Paragraph 6 of SFAS no. 129 states, “An entity that issues preferred stock (or other senior stock) that has a preference in involuntary liquidation considerably in excess of the par or stated value of the shares shall disclose the liquidation preference of the stock (the

Michael Moran, Esq.

March 22, 2006

relationship between the preference in liquidation and the par or stated value of the shares).  That disclosure shall be made in the equity section of the statement of financial position in the aggregate, either parenthetically or “in short,” rather than on a per-share basis or through disclosure in the notes.”

Discussion

Note 12 to the financial statements included in our Form 10-K for the year ended January 30, 2005 states, “As of January 30, 2005, the liquidation preference of the convertible redeemable preferred stock was $264,746.”  Since the liquidation preference is equal to the stated value of our Series B convertible preferred stock as set forth on our corresponding Consolidated Balance Sheet, we believe additional disclosure of the liquidation provisions relating to our Series B convertible preferred stock is not required.

Note 3. Acquisition of Arrow Tradename, page F-12

3.

We note that you acquired an entity that licenses the Arrow trademark. Tell us how much consideration was paid for this entity. It appears that you have not assigned any value to the existing contracts and business relations of this entity. Tell us what consideration you gave to the value of the existing trademark licensees.

Note 3, “Acquisition of Arrow Tradename” to the financial statements included in our Form 10-K for the year ended January 30, 2005 provides information relating to our acquisition of the companies that owned and licensed the Arrow tradename.  As indicated in this note, we paid $70.5 million in cash for this acquisition in the fourth quarter of 2004.  We also disclosed the amount of cash paid for this acquisition on our Statement of Cash Flows in our Form 10-K for the year ended January 30, 2005.

Note 13, “Goodwill and Other Intangible Assets” to the financial statements included in our Form 10-K for the year ended January 30, 2005 discloses the amounts recorded related to our tradenames.  In this note, we indicate that the increase in the goodwill value of our tradenames from the prior year relates to the acquisition of the Arrow tradename.  As further discussed in this note, the amount recorded for the Arrow tradename as of January 30, 2005 was subject to adjustment based on obtaining a third-party valuation of the tradename.

In the third quarter of 2005, the valuation of the Arrow tradename was completed by an independent professional services firm and the fair value of the tradename was estimated to be $79.0 million.  Paragraph 44 of SFAS no. 141 states that “In some cases, the sum of the amounts assigned to assets acquired and liabilities assumed will exceed the cost of the acquired entity (excess over cost or excess).  That excess shall be allocated as a pro rata reduction of the amounts that otherwise would have been assigned to all of the acquired assets.”  In accordance therewith, the excess of the appraised value of the tradename over the cost of $8.5 million was allocated as a reduction to the value of the tradename, since, as discussed below, this was the only asset of value acquired in this transaction.  This effectively reduced the value of the tradename from $79.0 million to the $70.5 million that was recorded and disclosed in the notes as the cost of the acquisition.

Michael Moran, Esq.

March 22, 2006

In connection with the independent third-party valuation of the tradename, each existing licensing contract and business relationship of Arrow was evaluated to determine whether to assign any value to these arrangements.  The royalty and other cash flows generated from these licensing agreements, while attributable to the Arrow tradename, were determined to be at market rates and contained no provisions that would make the contracts more valuable than those the Company could enter in the open market. Based on this analysis, no purchase price value was assigned to the existing licensing agreements and business relationships.

Note 17. Segment Data, page F-25

4.

Please tell us in more detail how you determined that you have only two reportable segments. We note that you sell different products (e.g. dress shirts, sportswear and footwear), you have different distribution channels (e.g. wholesale and retail) and you manufacture and source products. You also market private label and branded products. Please supplement your response by providing us with examples of current internal reports that management uses to assess the performance of your business such as budgets, flash reports and internal financial statements. In this regard, please explain to us in detail your operating segments and provide us three years of revenue information for each operating segment you have identified. Also, provide three years of profit (loss) and margin history, and asset information for each operating segment identified. We may have further comment.

Phillips-Van Heusen is a branded apparel company.  Our key business strategy is to develop, acquire and manage leading brands across a wide spectrum of price points (luxury to discount) and to provide these brands to the end consumer through our integrated distribution network.  We procure product through our centralized global sourcing network (approximately 95% of our product is sourced internationally) and market our brands to end consumers through various channels of distribution (e.g., department store sector, mass merchant sector and company-owned outlet stores).  The management of many brands across dress shirts, sportswear and footwear enables us to maximize our penetration in the various channels while leveraging our internal processes and networks. As noted below, our Dress Shirt Group division markets a small amount of private label product.

According to Paragraph 10 of SFAS no. 131, an operating segment is a component of an enterprise:

•

That engages in business activities from which it may earn revenues and incur expenses (including revenues and expenses relating to transactions with other components of the same enterprise),

Michael Moran, Esq.

March 22, 2006

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Whose operating results are regularly reviewed by the enterprise's chief operating decision maker to make decisions about resources to be allocated to the segment and assess its performance, and

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For which discrete financial information is available.

Based on the above, we had up to 16 operating segments at various times in 2002-2004. During 2005 we had, and, currently, we have, 14 operating segments that market the brands we offer at either wholesale or retail.  Each of these operating segments is a division of our company, with discreet data reviewed by senior management and our Board of Directors to assess performance, determine asset allocation and compute incentive compensation. We are providing supplementally, as Exhibit A and Exhibit B to this letter, actual copies of our 2004 internal income statements.  Income statements in these formats are produced monthly and are reviewed by senior management and our Board of Directors.  We are also providing supplementally, as Exhibit C, the information requested in your letter regarding three years of assets, revenues, gross margins and profits and losses for each of the 16 operating segments we operated during 2002-2004.) (As noted in the opening of this letter, the Exhibits are being delivered to the Staff in hard copy contemporaneously with the submission of this letter. Pursuant to Commission Rule 83, we are requesting that the Exhibits be treated confidentially and pursuant to Exchange Act Rule 12b-4, we are requesting that the originals and all copies of the Exhibits be returned to us.)

Following is a brief description of each of our divisions.  Please note that there are third party royalty revenues included in the revenues of our wholesale divisions and our Bass Retail division.

➢

Dress Shirt Group – This division sells dress shirts under various labels (including Van Heusen, Geoffrey Beene, Arrow, IZOD and Calvin Klein, as well as a limited number of private label brands) to department stores and other retailers.

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Izod Sportswear – This division sells IZOD branded apparel (such as sweaters, knit and woven sport shirts, slacks, fleecewear, bottoms and outerwear) to department stores and other retailers.

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Van Heusen Sportswear – This division sells Van Heusen branded sportswear (such as men’s knit and woven sport shirts and sweaters) to department stores and other retailers.

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Arrow Sportswear – This division sells Arrow branded sportswear (such as men’s knit and woven sport shirts, sweaters and bottoms) to department stores and other retailers.

Michael Moran, Esq.

March 22, 2006

➢

Geoffrey Beene Sportswear – This division sells Geoffrey Beene branded sportswear (such as men’s knit and woven sport shirts) to department stores and other retailers.

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Private Label Sportswear – This division sold private label sportswear to department stores and other retailers.  We exited the private label sportswear business at the end of 2004.

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Calvin Klein Sportswear – This division sells Calvin Klein branded sportswear (such as men’s knit and woven sport shirts, sweaters and bottoms) to department stores and other retailers.

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Bass Wholesale – This division sold Bass branded footwear to department stores and other retailers.  We exited the Bass Wholesale business at the end of 2003.

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Bass Retail – This division sells Bass branded apparel, footwear and accessories through our own outlet retail stores.

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Izod Retail – This division sells IZOD branded apparel and accessories through our own outlet retail stores.

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Van Heusen Retail – This division sells Van Heusen branded apparel and accessories through our own outlet retail stores.

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Geoffrey Beene Retail – This division sells Geoffrey Beene branded apparel and accessories through our own outlet retail stores.

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Calvin Klein Collection Retail – This division sells Calvin Klein Collection branded high-end collection apparel and accessories through our own full price retail stores in New York City, Dallas and Paris. The stores in Dallas and Paris were closed in the fourth quarter of 2005.

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Calvin Klein Company Stores – This division sells Calvin Klein branded apparel and accessories through our own outlet retail stores.

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Calvin Klein Licensing – This division generates revenues from license agreements to market Calvin Klein branded products.  The license agreements generally provide for both royalties (which are recorded as revenue in the Calvin Klein Licensing division) and advertising contributions (which are recorded as revenue in the CRK Advertising division as explained below).  Operating expenses included in the Calvin Klein Licensing division include salaries, office rent, trademark legal fees and other administrative expenses.

Michael Moran, Esq.

March 22, 2006

➢

CRK Advertising – This division is the same as the Calvin Klein Licensing business, except revenues result from advertising contributions rather than royalties, and operating expenses are comprised principally of advertising costs, including production costs, media and public relations. The CRK Advertising division’s revenues are generally derived from the same license agreements as the Calvin Klein Licensing division; we operate the Calvin Klein advertising function as a separate division in order to separately manage the staff and costs associated with advertising the Calvin Klein brand.

When evaluating how our divisions should be reported on a segment basis, we performed a detailed analysis of paragraph 17 of SFAS no. 131, which states that two or more operating segments may be aggregated into a single operating segment if (i) aggregation is consistent with the objective and basic principles of the Statement, (ii) the operating segments have similar economic characteristics, and (iii) the operating segments are similar in each of the following areas:

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The nature of the products and services.

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The nature of the production processes.

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The type or class of customer for their products and services.

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The methods used to distribute their products or provide their services.

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If applicable, the nature of the regulatory environment, for example, banking, insurance, or public utilities.

Based on the above criteria, we have determined that all of our dress shirt, sportswear and retail divisions may be aggregated into a reportable segment and our Calvin Klein Licensing and Advertising divisions may be aggregated into a reportable segment.  Following is an analysis of how we applied the aggregation criteria of paragraph 17 to our divisions:

Apparel and Related Products Segment

Our dress shirt, sportswear and retail divisions (the first 14 operating segments listed above) are aggregated into our Apparel and Related Products segment.  This aggregation is based on an analysis of each factor in paragraph 17.

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Type or Class of Customer – Our target consumer for each of our brands is the same, regardless of whether the consumer chooses to shop in our own retail stores in the outlet retail channel or in the department store, mid-tier department store or specialty store channels.  All of the products in these operating segments are generally marketed to the consumer at comparable price points.

Michael Moran, Esq.

March 22, 2006

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Production Process – All of our dress shirt, sportswear and footwear products are produced in textile or footwear factories with raw material fabrics including cotton, nylon, leather and polyester, being cut and stitched into a finished product.

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Nature of Products – As more fully described above, our dress shirt, sportswear and retail divisions market dress shirts, sportswear, and related products, such as footwear and accessories.  We believe dress shirts, sportswear and footwear are similar. (Accessories represent an immaterial portion of our overall product offering, as no accessories are sold through wholesale channels and comprise less than 20% of the net sales in each of our retail outlet divisions. When the results of our retail outlet divisions are reported to management and our Board, accessories are not reported separately as they are embedded in each division’s results in the exhibits attached.) With respect to dress shirts, sportswear and footwear, we note the following:

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Consumer Usage – The items are worn by consumers, either at work or at leisure, for comfort, style and warmth.

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Consumer Purchase – The items are often purchased together by consumers to make an outfit or other coordinated group of articles.

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Taxability – States and localities that exempt apparel and footwear from sales tax make no distinction between dress shirts, sportswear and footwear.

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Similarity of Economic Characteristics – Our dress shirt, sportswear and retail divisions are economically similar in multiple respects.  The following discussion of gross margin rates, dependence on the U.S. retail sector and similarity of business models addresses certain factors that may be deemed to the indicators of economic similarity for purposes of determining reportable segments.

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Gross Margin Rates – When evaluating the economic characteristics of our wholesale and retail divisions, we believe that using gross margins to determine economic similarity may be misleading. Excluding accessories, which are not sold by our wholesale divisions, the branded products sold by our wholesale and retail divisions are virtually identical. The economic environment in which they operate is also similar.  When markdowns are required to promote certain product, we tend to see equal declines in our wholesale division profitability (due to markdown allowance programs with retailers) and retail division profitability (due to in-store markdowns). Despite this similarity, we realize higher gross margins in our retail operations than our wholesale operations. However, if store rent and occupancy costs associated with the retail channel are factored in to account for the different means of distribution, the gross margins become more similar.

Michael Moran, Esq.

March 22, 2006

As shown on Exhibit B and Exhibit C, 2004 gross margin rates for the wholesale divisions we continue to operate were between 22.6% and 35.5%; while our retail divisions, excluding Calvin Klein Collection Retail, had 2004 gross margin rates of between 44.6% and 51.1%.  Exhibit D shows that if store rent and occupancy costs are included, our retail divisions, excluding Calvin Klein Collection Retail, had gross margins of between 33.5% and 39.7%. (As with the other Exhibits, we are requesting confidential treatment for Exhibit D under Commission Rule 83 and for the Exhibit to be returned together with all copies after the Staff completes its review, pursuant to Exchange Act Rule 12b-4).

The Calvin Klein Collection Retail division achieves higher gross margin rates, but incurs particularly high rent and occupancy costs due to premier store locations. As shown on Exhibit B and Exhibit C, the Calvin Klein Collection Retail division in 2004 had a gross margin of 51.1%, while Exhibit D shows that by including store rent and occupancy costs, the gross margin of the division was negative. Thus, the Calvin Klein Collection Retail division does not have similar economic characteristics to any of our other divisions. However, under the aggregation criteria of SFAS no. 131, during 2005 we determined this division was more similar to the divisions in our Apparel and Related Products segment than the divisions in the Calvin Klein Licensing segment. (See “2005 Reclassification” on page 12 hereof.) The Collection stores in Dallas and Paris were closed in 2005. The remaining Collection store in New York City is expected to generate less than ½ of 1% of our total revenues in the future, and due to immateriality we plan to continue to classify this store with the Apparel and Related Products segment.

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Dependence on U.S. Retail Sector – Virtually all sales of our dress shirt, sportswear, and retail divisions occur in the United States.  The strength of sales and overall profitability of these divisions is affected directly by the U.S. retail market for apparel, footwear and accessories.  Also, external factors such as weather conditions and gasoline prices tend to affect the sales volume and profitability of both our wholesale divisions and retail divisions.

➢

Business Model Similarity – Our dress shirt, sportswear and retail divisions have similar risks and rewards in their businesses.  Consumer tastes and trends with respect to fashion affect all of these divisions.  The divisions all have inventory risk and strive to minimize inventory carrying costs while maintaining adequate stock.  All divisions source merchandise internationally, seeking to maximize quality while minimizing cost and delivery times.  Freight and duty costs are included in inventory costs for all divisions.  For brands that we license rather than own, the royalties we pay to the licensor are included in inventory costs for all divisions.

Michael Moran, Esq.

March 22, 2006

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Methods Used for Distribution – Our dress shirt, sportswear, footwear and accessory products are shipped from our warehouses either to our wholesale customers or our outlet stores.  After shipment, distribution to the end consumer is made when the consumer shops at a store, whether it is in our own outlet store or a retail store owned by a wholesale customer.

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Nature of Regulatory Environment – Not applicable.

Evaluation Summary – We believe all of the applicable aggregation criteria in paragraph 17 indicate that our dress shirt, sportswear and retail divisions may be aggregated into our Apparel and Related Products segment.

Calvin Klein Licensing Segment

Our Calvin Klein Licensing and Advertising divisions (the last two operating segments listed above) are aggregated in our Calvin Klein Licensing segment. Below is an analysis of paragraph 17 which supports this assessment.

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Type or Class of Customer – The customer list for the Calvin Klein Licensing and Advertising divisions is virtually identical because almost all licensees pay both royalty and advertising payments to us.

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Similarity of Economic Characteristics – Our Calvin Klein Licensing and Advertising divisions each have gross margin rates of 100%.  Royalty revenues and advertising revenues both result from contractual rights to receive payments from licensees.  There is no cost of sales for either of these divisions.

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Nature of Products – The product being offered by both our Calvin Klein Licensing and Advertising divisions is the right to use the Calvin Klein tradename in return for royalty and advertising fees.  The two divisions are identical in this respect.

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Production Process – Not applicable.

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Methods Used for Distribution – Not applicable.

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Nature of Regulatory Environment – Not applicable.

Evaluation Summary – We believe all of the applicable aggregation criteria in paragraph 17 indicate that our Calvin Klein Licensing and Advertising divisions may be aggregated into our Calvin Klein Licensing segment.

2005 Reclassification

Through the first quarter of 2005, we had classified our Calvin Klein Collection Retail division as part of the Calvin Klein Licensing segment.  Based on the aggregation criteria discussed above, we determined that the Calvin Klein Collection Retail division was more appropriately aggregated into the Apparel and Related Products segment because it shared many of the characteristics of the divisions in the Apparel and Related Products segment and none of the characteristics of the divisions in the Calvin Klein Licensing

Michael Moran, Esq.

March 22, 2006

segment.  As disclosed in our 10-Q for the quarter ended July 31, 2005, we reclassified this division to the Apparel and Related Products segment.  All prior periods presented since the second quarter of 2005 have been reclassified to present the Calvin Klein Collection Retail division as part of the Apparel and Related Products segment.

Valuation and Qualifying Accounts, page F-36

5.

In future filings, please revise Schedule II filed pursuant to Rule 5-04 of Regulation S-X to separately disclose the amounts charged to costs and expenses and to net sales. The additional disclosure may be provided in a footnote to the table. See Rule 12-09 of Regulation S-X.

As we disclosed in Schedule II to our Form 10-K for the year ended January 30, 2005, we have valuation and qualifying accounts and reserves related to our doubtful accounts.  The amounts related to these reserves are charged to expense.  No amounts related to these reserves are charged to sales.  In future filings, we will change the heading in Column C of Schedule II to “Charged to Costs and Expenses” for clarification.

We acknowledge that:

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the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

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Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

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the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please call the undersigned (212-381-3508) if you have any questions or comments or if we may be of further assistance in your review of our Form 10-K for the year ended January 30, 2005.

Very truly yours,

/s/ Vincent A. Russo

Vincent A. Russo
Vice President, Controller and

  Chief Accounting Officer

cc: Mr. Robert Babula, Staff Accountant